Stephen M. Davis 212.813.8804 SDavis@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

July 2, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Ms. Barbara C. Jacobs

Re:	IntraLinks Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 18, 2010
File No. 333-165991

Dear Ms. Jacobs:

This letter is being furnished on behalf of our client, IntraLinks Holdings, Inc. (the “Company”) in response to the written comments received from the Staff of the Commission (the “Staff”) by letter dated June 29, 2010 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-165991) filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2010 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on May 21, 2010 (“Amendment No. 1”) and by Amendment No. 2 to the Registration Statement filed with the Commission on June 18, 2010 (“Amendment No. 2”).  The Company will reflect the changes to the registration Statement referenced below in response to the Staff’s comments in an Amendment No. 3 to the Registration Statement (“Amendment No. 3”) intended to be filed separately with the Commission with all remaining exhibits once a bona fide price range for the offering has been determined.

The Company’s responses to the Staff’s Comment Letter are set forth below.  For convenience, copies of this letter are being sent under separate cover to Matthew Crispino of the Commission.  The Staff’s comments are reprinted below, followed by the Company’s responses.

FORM S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Stock-Based Compensation, page 49

1.	We note the revisions made to your disclosure in response to prior comment 5 and we believe that you should revise your disclosures to include the following:

Securities and Exchange Commisson
July 2, 2010

•
The probability of IPO, sale and stay private scenarios in your PWER valuations used to determine the underlying fair value of your common stock as of September 3, 2009, October 27, 2009 and February 26, 2010 grants; and

•
The specific assumptions used to determine the fair value of your common stock as of February 26, 2010 including the discount rate, revenue and EBITDA multiples, marketability discounts and the weighting applied to the income and market approaches used to estimate enterprise value.

RESPONSE:  The Company advises the Staff that, for purposes of the September 3 and October 27, 2009 equity awards, it assigned a probability of 35%, 32.5% and 32.5%, respectively, to an initial public offering, sale and stay private scenario.  In addition, the Company advises the Staff that in connection with its February 26, 2010 equity awards, for purposes of calculating its enterprise value using the income approach, it applied a discount rate of 15% to forecasted future cash flows. For purposes of calculating enterprise value using the market approach, the Company applied multiples ranging from 3.25 to 4.0 times revenue and from 10.0 to 15.0 times EBITDA.  The Company weighted the income approach and the market approach equally.  The Company assigned a probability of 45%, 40% and 15%, respectively, to an initial public offering, sale and stay private scenario, reflecting the increased likelihood of a liquidity event.  The Company applied a discount of 25% for lack of marketability for purposes of the stay-private scenario, while in the initial public offering scenario, the Company applied no discount for lack of marketability.  The Company will include the foregoing disclosures in Amendment No. 3 when filed.

2.
Your disclosure on page 51 indicates that you considered the December 31, 2009 contemporaneous valuation when preparing your retrospective valuation as of September 3, 2009.  Please explain to us why it was appropriate to take into account the December valuation when preparing the September valuation.

RESPONSE:  The Company advises the Staff that, although it did not rely on the ultimate fair value determined pursuant to the December 31, 2009 valuation, it did consider the valuation methodology, approaches and assumptions applied with the help of an independent third-party valuation specialist in that valuation to, among other things, ensure that the Company’s September 2009 retrospective valuation was not unduly biased by hindsight.  Accordingly, given the uncertainty associated with valuing a private company, the Company believes that it was appropriate to consider those aspects of the December 31, 2009 valuation as supporting evidence for its determination of fair value on September 3, 2009.  However, in response to the Staff’s comment and to avoid any potential confusion to investors, the Company will remove reference to the December 31, 2009 valuation in the first sentence of the last paragraph on page 51 of Amendment No. 2.

3.
We note the estimated IPO range that was provided confidentially in your recent response and note that the midpoint of your IPO range is significantly higher than the fair value of your common stock as of February 2010.  Given the magnitude of this increase please provide us with a more robust discussion of the reasons for the increase in the fair value of your common stock from February 2010 to the IPO midpoint.  To the extent necessary to allow us to fully understand the increases, you should consider quantifying how each factor impacted the increase in the fair value.

RESPONSE:  In addition to the proposed disclosure set forth in the Company’s response to comment #7 of the Staff’s last comment letter, to address the Staff’s comment, the Company has set forth below revised disclosure with respect to the expected increase in fair value from the February 2010 valuation to the successful completion of its initial public offering (currently expected to occur more than five months after the date of the February 2010 equity awards):

•
Subsequent to February 26, 2010, overall market conditions and the performance and valuations of comparable public companies to the Company continued to improve, as evidenced by an approximately 18% average increase in the market price of such comparable public companies from the end of February to the middle of June 2010.

Securities and Exchange Commisson
July 2, 2010

•	On April 9, 2010, the Company filed the Registration Statement, which further increased the likelihood of a liquidity event.

•
On April 19, 2010, the Company announced the launch of several platform enhancements designed to improve workflow capabilities. The Company believes that these enhancements further improve its ability to increase market share and expand into new industries.

•
On May 12 and June 9, 2010, the Company announced the launch of enhanced solutions for the life sciences industry, including digital identity capabilities, configurable rules-based automated workflow, and detailed compliance reporting, which management believes further broadens its presence and potential for growth in the life sciences industry.

•
On May 21, 2010, the Company reported first quarter operating results, which demonstrated significant continued sequential improvement as reflected by record levels of quarter-to-date revenue and enterprise revenue and significant year-over-year quarterly growth, and it continued to exceed its quarterly revenue and EBITDA estimates. This further demonstrated the Company’s ability to successfully execute against its business plan and consistently exceed prior-period operating projections, thereby providing reliability, dependability and predictability to meet or exceed future financial performance projections.

•
On July 1, 2010, the Company announced the opening of its Latin American headquarters in São Paulo, Brazil, to support its existing customers in the region. Management believes this expansion of the Company’s geographic scope will increase the Company's growth potential in the region.

The difference between the fair value of the Company’s common stock on February 26, 2010 and the initial public offering price will also be attributable to the determination of the initial public offering price, in consultation with the managing underwriters, using updated market conditions, and the Company’s improved prospects for liquidity through the initial public offering. For instance, the midpoint of the currently estimated price range is based on a 100% probability of an initial public offering that does not include any discount for lack of marketability. In addition, since February 2010, comparable company weighted-average cost of capital and market interest rates have decreased, which suggests the appropriateness of applying a lower discount rate to future cash flows thereby increasing fair value.  Although the Company believes that it is reasonable to expect that the completion of the offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

The Company will include the foregoing disclosures in Amendment No. 3 when filed.

The Company also supplementally advises the Staff that it believes that applying a 100% probability of an initial public offering, no discount for lack of marketability and a 1% decrease in the discount rate as disclosed above would, in and of itself, represent an approximately 20% increase in the fair value of the common stock.  Applying the increase in market prices of comparable public companies to that increased fair value would then result in an aggregate increase of approximately 41% from the February 2010 valuation.  Although the Company does not believe that it is practical to attempt to assign a particular increase to any of the specific additional factors described in the bullets above, the Company does believe that the remaining difference between the February 2010 valuation and the midpoint of its estimated initial public offering price range can reasonably be attributable to such factors taken as a whole.

The Company respectfully further notes that the currently anticipated range is simply an estimate.  The Company cannot know if this level of increase in fair value is attainable until it actually completes its initial public offering, the timing and success of which are not assured.  As noted in paragraph 113 of the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, “The ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.”

* * *

Securities and Exchange Commisson
July 2, 2010

We thank the Staff for its courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (212) 813-8804 or Edward A. King at (617) 570-1346.

Sincerely,

/s/ Stephen M. Davis

Stephen M. Davis

cc:           Edward A. King, Esq.
Goodwin Procter LLP
J. Andrew Damico
Anthony Plesner
Gary Hirsch
IntraLinks Holdings, Inc.
Jamie John
Christine Davis
Matthew Crispino
United States Securities and Exchange Commission